VF 9-23-02

02053255

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UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED SEP 1 8 2002 WASH, D.C. 155 SECTION

SEC FILE NUMBER
8- 42842

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Olsen Securities Corp.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Hanover Square
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul I. Olsen (212) 809-3885
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name — *if individual, state last, first, middle name*)

120 Broadway, Suite 3660 (Address) New York (City) NY (State) 10271 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P SEP 2 3 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 9-23-02

OATH OR AFFIRMATION

I, Paul I. Olsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olsen Securities Corp., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CHARLES KING
Notary Public
State of New York
No. 01KI4963231
Qualified in New York County
Commission Expires JULY 24, 2004

Signature

PRESIDENT
Title

Notary Public

ON THIS 21ST DAY OF AUG, 2002

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLSEN SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

OLSEN SECURITIES CORP.
FINANCIAL STATEMENT
JUNE 30, 2002

CONTENTS

P:\nyclnt\clients\C565400.001\2002\063002fs

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAs, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

Mr. Paul I. Olsen, President
Olsen Securities Corp.
3 Hanover Square
New York, NY 10004

We have audited the accompanying statement of financial condition of Olsen Securities Corp. as of June 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Olsen Securities Corp. as of June 30, 2002, in conformity with U. S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
August 22, 2002

OLSEN SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Cash	$	226,938
Receivable from broker-dealer		100,396
Commissions receivable		275,063
Other asset		2,600
Total assets	$	604,997

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued research services	$	23,868
Accrued expenses		133,907
Loan payable - stockholder		10,000
Commitments and contingencies		167,775
Stockholder's equity		
Common stock - no par value		
Authorized: 1,000 shares		
Issued and outstanding: 500 shares		5,000
Additional paid-in capital		140,000
Retained earnings		292,222
Total stockholder's equity		437,222
Total liabilities and stockholder's equity	$	604,997

The accompanying notes are an integral part of these financial statements.

P:\nyclnt\clients\C565400.001\2002\063002fs

OLSEN SECURITIES CORP.
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2002

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(e) Nature of Business

Olsen Securities Corp. (the Company) (OSC), a New York "S" Corporation, is a registered broker-dealer which clears all security transactions through its clearing broker on a fully-disclosed basis, and operates under the exemptive provisions of the Securities and Exchange Commission (the SEC) rule 15c3-3(k)(2)(ii). The Company also provides consulting services to other registered broker-dealers.

(f) Revenue Recognition

Commission revenues and expenses are recorded on a trade-date basis.

(g) Income Taxes

The Company has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code and reports its taxable income on a cash basis for each calendar year. Under those provisions, the Company does not provide for federal and state corporate income taxes on its taxable income. Instead, the stockholder is liable for federal and state income taxes on the Company's taxable income. Provision is made for New York City corporation tax.

(h) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the SEC's Uniform Net Capital Rule 15c3-1, the Company's net capital of $536,098 at June 30, 2002 exceeds the minimum capital requirement of $100,000 in the amount of $436,098. The Company's net capital ratio was 31%.

Note 3 - Commitments and Contingencies

The Company leases a New York stock exchange membership on an annual basis. Payment under the lease for the year ending June 30, 2003 totals $53,333.

Note 4 - Profit Sharing Plan

The Company maintains a noncontributory profit sharing plan covering substantially all its employees. Contributions are determined annually by the board of directors up to a maximum of 15% of the participant's compensation. The Company did not make a contribution for the year ended June 30, 2002.

Note 5 - Related Party Transactions

The Company occupies office space on a month-to-month basis as provided by its sole stockholder. The fair value of these services is estimated to approximate $12,000, which has not been reflected in these financial statements.

Note 6 - Contingency

The Company is under investigation by the New York Stock Exchange Inc. concerning certain error account trades that occurred during the period beginning May 1998 through January 1999. The Company maintains that these trades were bonefide errors and that the Company at all times complied with all applicable rules and regulations.

Note 7 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, broker/dealer, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 - Financial Instruments with Off-Balance-Sheet Credit Risk (Continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times maintains cash balances in excess of federally insured limits. The uninsured cash balance at June 30, 2002 totaled $81,787.

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAs, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Mr. Paul I. Olsen, President
Olsen Securities Corp.
3 Hanover Square
New York, NY 10004

Dear Mr. Olsen:

In planning and performing our audit of the financial statements and supplementary information of Olsen Securities Corp. (the Company) for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Todman & Co., CPAs, P.C.

New York, New York
August 22, 2002